1-A- WITHDRAWAL REQUEST

April 12, 2021

Attention:
Anuja A. Majmudar

Laura Nicholson

Securities and Exchange Commission
Division of Corporation Finance
100 F St, N.E.
Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-11360)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Novusterra Inc., (the "Company") respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-11360), together with all amendments and exhibits thereto (collectively, the "Offering Statement"), first filed with the Securities and Exchange Commission (the "Commission") on November 4, 2020 for which the Commission sent the Commission’s comment letter on December 1,2020. The Offering Statement relates to the public offering of the Company's Common Stock (the "Common Stock").

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has signed a joint venture agreement to engage in a different business than the Company was originally formed for and because the Company has decided to file a registration statement on Form S-1 for its new operation. No Common Stock has been sold in this offering.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ I Andrew Weeraratne
I Andrew Weeraratne
Chief Executive Officer and Director
Novusterra Inc.